JPMORGAN CHINA REGION FUND, INC.

1 Beacon Street, 18th Floor Boston,
Massachusetts 02108, USA

21 May 2015

Christina DiAngelo Fettig Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office
100 F Street N.E.

Washington DC 20549

Dear Ms. DiAngelo,

RE: SEC REVIEW OF THE 12/31/2014 FINANCIAL STATEMENTS FOR JPMORGAN CHINA REGION FUND, INC. (the 'Fund')

This letter is in response to the comments you provided on March 31, 2015 with respect to the Fund's financial statements and filings in connection with the Sarbanes-Oxley examination of the Fund. Our responses to your comments are set forth below. We will incorporate the changes referenced in our response for the Fund into the next shareholder report or applicable regulatory filing as noted below except as otherwise indicated.

1.	Form N-PX August 26, 2014

Comment: The SEC staff advised that section 2 of the Form filed in August should have been signed by the Principal Executive Officer, not the Secretary

Response: Going forward Simon J. Crinage, Director and President, will sign this section.

2.	Filing History

a.	Form N-SAR

Comment: The SEC staff questioned why the Form N-SAR dated October 10, 2013 was amended and filed 4 different times.

Response: On October 10, 2013, the following four Form N-SARs ('N-SARs') were re-filed with the SEC; period-ended December 31, 2011, June 30, 2012, December 31, 2012 and June 30, 2013. These N-SARs were re-filed and submitted to the SEC in order to correctly submit them as 'confirmed copy', as they were originally filed and submitted as 'unconfirmed copy'. This was the result of a technical update in August 2011 by the software vendor used by J.P. Morgan Investor Services to file N-SARs, Merrill Corporation, where Merrill corrected their underlying application code that reset the related fields correctly to designate filings as 'confirmed copy' during final submission. Please refer to the attached letter in Annex 1 for further detail.

b.	Security Counts

Comment: The SEC staff questioned why security counts Form N-17f-2 going back to 2011 were filed in bulk on February 13, 2015.

Response: This was an administrative oversight. However, despite the late filings, the Fund's independent public accountants, PricewaterhouseCoopers LLP ("PwC") had conducted the security counts on an annual basis with no exceptions reported. A procedure is now in place to ensure all future security counts are filed on a timely basis.

3.	JFC's Financial Statements

a.	Exposure to A-Shares

Comment: The SEC staff questioned the Fund's exposure to A-Shares and highlighted a discrepancy between the statement on page 1 of the financial statements that the Fund intends to "maintain a $20m direct investment in China A-Shares" and the aggregate value of the A Share stocks held in the Fund's portfolio (pages 11-15 of the financial statements).

It was further noted that the Fund was initially granted access for up to $20m in QFII quota in October 2011, and the Fund made a statement at that time that it would seek to "maintain a

$20m direct investment in China A-Shares". This statement has remained in the Fund’s financial statements; however, the SEC staff noticed that the Fund's A Share portfolio investments exceeded $20m. This is due to asset appreciation.

Response: See Annex 2 containing the list of stocks in the Fund's portfolio as at 31 December 2014.

The $20m A-share quota was intended at the time of investment. This is consistent ·with the Board's announcement on 9 July 2010 that it seeks "to increase China A-Share exposure by approximately $20m at the time of investment". This strategic investment is in addition to the Fund's current ability to "invest up to 10% of its total assets in other China A-Share investment companies." Subsequent to the initial A-Share investment, the RMB assets have appreciated, and the Fund can buy or sell RMB assets accordingly. This explains why the Fund now holds circa $30m in direct A-Share assets. The 'quota' will reduce, however, if the Fund repatriates RMB to USD. No such repatriation has taken place to date.

Page 1 of the Annual Report will be amended in future financial statements to provide greater clarity on the Fund's intended A-Share exposure which is maintained by the Board in conjunction with the Investment Manager.

b.	JFC's Benchmark Index

Comment: The SEC staff highlighted a discrepancy in the Annual Report regarding the Fund's current benchmark.

Response: It was agreed that going forward the 'Approval of Investment Advisory Contract' on page 30 would be corrected so that it states the correct benchmark index as per the footnote on page 3 of the Annual Report.\\!e do not believe that further disclosure is required for a closed end fund.

Comment: The SEC staff also suggested that the Annual Reports going forward should disclose the rationale for changing the Fund's benchmark with effect from October 1, 2013.

Response: The revision to the benchmark was announced and explained on September 27, 2013 and subsequently also noted in the Chairman's Statement of the December 31, 2013 Annual Report. We do not believe that further disclosure is required for a closed end fund.

c.	Statement of Operations

Comment: The SEC staff queried the 'Interest income from affiliates' (US$ 465) on page 17 of the Annual Report. Rule 12-04 of Regulation S-X requires further disclosure.

Response: In the December 31, 2014 Annual Report, the 'Interest income from affiliates' line on the statement of operations is $465 (less than 0.01% of total income), which represents the interest income earned during the year on foreign currency balances held with the Fund’s custodian, and affiliate, JPMorgan Chase Bank, N.A., and is not derived from an investment in an affiliate of the Fund. Disclosure related to the affiliated custodian relationship is included in Note 4.iii). JPMIS Boston Financial Reporting provided the Fund's Auditors, PricewaterhouseCoopers ('PWC') with support detailing this line item and did not receive any inquires from PWC during the audit.

d.	Management Fee

Comment: The SEC staff highlighted that Note 4 to the financial statements on page 23 states that the Advisor has agreed to waive its entitlement to a management fee on any cash held when borrowings are drawn under a borrowing facility. The staff suggested that the 'waiver' should be presented differently in the Statement of Operations on page 17 going forward. Specifically, the SEC staff proposed that going forward, an additional line be added showing Gross then waiver, or footnote be added.

Response: The financial statements for the periods ended December 31, 2012 and June 30, 2013, the Statement of Operations presented the Investment advisory fees gross of all advisory fees incurred, along with a corresponding waiver line item which represented all advisory fees waived, including the related disclosure in Note 4.i). This presentation appears to be consistent with the SEC staff s suggested approach. Accordingly, in light of the staff s suggestions, the Fund will include a similar presentation in future shareholder reports.

In connection with your review of the shareholder reports, the undersigned hereby acknowledges on behalf of the Fund that: (1) the Fund is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission ('SEC'), if any, or changes to disclosure in response to SEC staff comments, if any, in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filing made; and (3) the Fund may not assert SEC staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

We hope that the SEC staff finds this letter responsive to the staff s comments. Should members of the staff have any questions or comments concerning this letter, please call the undersigned at +44 (0)207 742 3436

Yours sincerely,

/s/ Neil Martin

Neil Martin

Treasurer

Annex 1

Rick Millard
Vice President
J.P. Morgan Investor Services
70 Fargo St.
Boston, MA 02210

October 10, 2013

Eric Swann

Vice President

AQR Capital Management LLC

Two Greenwich Plaza, 3rd Floor

Greenwich, CT 06830

Dear Eric,

J.P.Morgan would like to provide you with an update of the recently identified event regarding Form N-SAR (“NSARs”) filings made with the SEC.

Background:

Merrill Corporation, the software vendor used by J.P.Morgan to file NSARs with the SEC has recently informed us that those forms have been incorrectly submitted as “unconfirmed copies” since August 2011 due to a technical error with the vendor’s software. (See bottom of memo)

During Merrill’s internal review in July 2013, they self identified an August 2011 technical update to the database of their NSAR Manager Application that was not performed correctly. This resulted in the underlying application code to file NSARs with the “confirming copy” tag being set to YES. With the “confirming copy” tag value set to YES, the filings were not effective and deemed incomplete. The issue impacted all of Merrill’s clients that used the software during this period.

Although not considered effective, all filings were posted correctly to EDGAR by Merrill with the appropriate supporting documents. Please note, J.P.Morgan does not use Merrill’s software for any other regulatory filings beyond NSARs.

Action Steps:

•	Merrill researched the SEC database and identified the full population of affected filings since August 2011 to J.P.Morgan. - Complete

•	Merrill contacted the Investment Management staff at the SEC for guidance and was advised that all NSAR filings should be resubmitted to bring the SEC database up-to-date. Further, the SEC advised that there would be no penalties assessed on the resubmitted fillings. - Complete

•	Merrill will resubmit all filings and attachments as amendments to the original NSAR filing. Target date to complete this process is Wednesday October 9th. Amended files will be reconciled back to the original filings and tested prior to the transmission. Delivery will be done on a client/client basis and in chronological order. - Complete

•	J.P.Morgan to confirm all amendments have been properly submitted to EDGAR. Merrill to verify to J.P.Morgan that all filings have been properly uploaded. - Target Date October 11th

•	Merrill has updated their software to remove this flag for the NSAR filings. J.P.Morgan has confirmed the changes with the August 2013 test and NSAR submission. - Complete

•	J.P.Morgan to update their procedures to look for the “confirmed copy” flag and ensure its reads “No” for all submissions. - Complete

If you have any questions, please don’t hesitate to call me at 617-366-0575.

Sincerely,

Rick Millard

Vice President

Registrant	CIK Report Name	Registrant Name	Company	Date/time
0001444822	AQR Funds 12-31-2011	AQR Funds	JP Morgan	2012-02-28 15:02:47.187
0001444822	AQR Funds 6/30/2012	AQR Funds	JP Morgan	2012-08-29 09:11:37.847
0001444822	Report - 4767 6.30.2013 Semi annual	AQR Funds	JP Morgan	2013-08-28 15:53:29.517
0001444822	AQR Funds 12/31/2012	AQR Funds	JP Morgan	2013-03-01 13:02:07.517

Annex 2

Account: 3094338200
Pricing Appraisal (Long Positions)
JPM CHINA REGION FD INC
December 31, 2014

Security	Description	Shares / Par	Market Value (USD)	POI CLASS A
B85LKS1	AAC TECHNOLOGIES HOLDINGS	236,000.0000	1,264,505.81
6056074	ADVANCED SEMICONDUCTOR	1,156,802.0000	1,394,663.51
B60LZR6	AGRICULTURAL BANK OF	6,639,000.0000	3,356,035.41
B620Y41	AGRICULTURAL BANK OF	1,220,700.0000	729,980.17	A
B4TX8S1	AIA GROUP LTD NPV	823,600.0000	4,582,842.55
B4W4ZY6	AIER EYE HOSPITAL GROUP	43,411.0000	192,774.51	A
6651297	AISINO CO LTD 'A'CNY1	53,000.0000	260,643.13	A
01609W102	ALIBABA GROUP HOLDING	16,701.0000	1,735,901.94
6441595	ANHUI CONCH CEMENT CO LTD	45,000.0000	160,154.74	A
6051046	ASUSTEK COMPUTER TWD10	104,000.0000	1,140,307.58
6004017	AVIC AIRCRAFT CO LTD	39,200.0000	119,672.47	A
6110602	AVIC CAPITAL CO LTD	76,000.0000	219,155.38	A
B1W9Z06	BANK OF COMMUNICAT	875,000.0000	959,058.67	A
6307954	BAOSHAN IRON & STEEL CO	212,000.0000	239,542.23	A
6320887	BEIJING CAPITAL	165,000.0000	268,085.11	A
B4XRMZ4	BEIJING DABEINONG	102,000.0000	220,638.30	A
B01YCG0	BEIJING ENTERPRISES WATER	1,980,000.0000	1,350,699.26
B02RJ67	BEIJING SL PHARMACEUTICAL	15,000.0000	95,744.68	A
6536112	BOC HONG KONG(HLDGS) ORD	640,000.0000	2,141,682.73
BQQP9S1	CAR INC COMMON STOCK HKD	642,000.0000	862,661.76
BSBMM04	CGN POWER CO LTD COMMON	1,426,000.0000	619,708.18
B58J1S8	CHAILEASE HLDG CO LTD	398,000.0000	992,418.20
B14WZ47	CHAMPION REAL ESTATE	1,310,000.0000	608,151.24
6212553	CHEUNG KONG	11,000.0000	81,422.11
6190273	CHEUNG KONG(HLDGS)	122,000.0000	2,049,944.23
6371896	CHINA AVIC ELECTRONICS	46,006.0000	205,336.26	A
BGY6SV2	CHINA CINDA ASSET	1,696,000.0000	826,714.29
B502464	CHINA CNR CORP LTD	212,900.0000	243,647.65	A
B6Y7DS7	CHINA COMMUNICATIONS	165,700.0000	370,982.11	A
BH7HM06	CHINA CONCH VENTURE	513,000.0000	1,118,000.17
B0LMTQ3	CHINA CONSTRUCTION BANK	6,077,000.0000	4,991,906.79
B24G126	CHINA CONSTRUCTION BANK	664,400.0000	720,730.50	A
6171375	CHINA EASTERN AIRLINES	624,000.0000	299,340.40
6630940	CHINA EVERBRIGHT	1,021,000.0000	1,519,390.30
B53SCQ5	CHINA EVERBRIGHT BANK CO	430,000.0000	338,233.40	A
B42G7J1	CHINA INTL TRAVEL SERVICE	25,050.0000	179,274.66	A
B1LBS82	CHINA LIFE INSURANCE CO	50,000.0000	275,225.66	A
B4Q2TX3	CHINA LONGYUAN POWER	664,000.0000	691,002.17
BSBMKM2	CHINA MAPLE LEAF	1,776,000.0000	558,818.26
B59QNS2	CHINA MERCHANTS	89,200.0000	406,460.99	A
B1DYPZ5	CHINA MERCHANTS BANK CO	208,500.0000	523,222.84
6518723	CHINA MERCHANTS BANK CO	428,000.0000	1,144,506.77	A
6117885	CHINA MINMETALS RARE	30,000.0000	145,019.34	A
B57JY24	CHINA MINSHENG BANKING	2,156,900.0000	2,837,056.48
6310747	CHINA MINSHENG BANKING	655,000.0000	1,148,678.27	A
B2Q5H56	CHINA PACIFIC INSURANCE	470,000.0000	2,387,986.56
B29WFR2	CHINA PACIFIC INSURANCE	65,000.0000	338,410.70	A
6291819	CHINA PETROLEUM &	2,553,400.0000	2,057,958.77
B2PPPG4	CHINA RAILWAY	289,700.0000	712,576.08	A
6535517	CHINA RESOURCES GAS GROUP	358,000.0000	930,241.85
B281JM3	CHINA SHENHUA ENERGY CO	69,000.0000	225,662.48	A
B4X9DB3	CHINA SHIPBUILDING	493,600.0000	732,762.09	A
B4N0576	CHINA SOUTH PUBLISHING &	20,000.0000	53,513.86	A
B3Y6LV2	CHINA STATE CONSTRUCTION	587,000.0000	688,807.22	A
6136318	CHINA STEEL CHEMICAL CORP	123,000.0000	603,284.60
6559335	CHINA TELECOM CORP	4,300,000.0000	2,517,457.27
6263830	CHINA UNICOM	976,000.0000	1,308,943.67
6803708	CHINA VANKE CO 'A'CNY1	559,000.0000	1,252,433.91	A
BN320P8	CHINA VANKE CO LTD	811,300.0000	1,809,945.00
6711630	CHINA YANGTZE POWER CO	209,000.0000	359,450.35	A
6432801	CHIPBOND TECHNOLOGY CORP	374,000.0000	686,412.25
6159478	CHONGQING CHANGAN	449,619.0000	1,018,138.75
6193948	CHONGQING CHANGAN	78,902.0000	208,955.49	A
B4R39F7	CHOW TAI FOOK JEWELLERY	815,600.0000	1,093,826.28
6579355	CITIC SECURITIES CO	334,937.0000	1,830,168.33	A
B00G0S5	CNOOC HKD0.02	739,000.0000	994,907.57
6191997	CSPC PHARMACEUTICAL GROUP	1,154,000.0000	1,017,887.33
B284BK4	DAH CHONG HONG HLDGS	646,000.0000	349,047.35
6249799	DAH SING FINANCIAL GROUP	213,769.0000	1,247,386.70
B193HF0	DAQIN RAILWAY CO LTD CNY1	64,980.0000	111,651.64	A
6260734	DELTA ELECTRONIC TWD10	279,000.0000	1,664,182.65
6201498	DR PENG TELCOM & MEDIA	66,600.0000	193,015.47	A
6433912	E SUN FINANCIAL HLDGS	2,131,044.0000	1,325,074.82
26852W103	E-HOUSE CHINA HLDGS ADS	75,138.0000	543,999.12
6003531	FAW CAR CO 'A'CNY1	45,800.0000	111,768.54	A
B3Y2110	FOUNDER SECURITIES CO	113,000.0000	256,636.04	A
6411673	FUBON FINANCIAL HLDGS CO	1,429,989.0000	2,294,172.59
6353537	FUYAO GROUP GLASS IND	91,200.0000	178,460.35	A
6019389	GANSU YASHENG INDUSTRIAL	101,000.0000	152,053.51	A
6107284	GD POWER DEVELOPMENT CO	200,000.0000	149,258.54	A
6107176	GF SECURITIES CO LTD	132,700.0000	555,055.61	A
6990257	GREE ELECTRICAL APP INC	46,001.0000	275,234.87	A
6389316	GUANGXI LIUGONG MACHINERY	75,000.0000	152,079.30	A
B71SXC4	HAITONG SECURITIES CO LTD	381,600.0000	960,563.27
6766555	HAITONG SECURITIES CO LTD	197,000.0000	763,994.20	A
6030506	HANG LUNG PROPERTIES HKD1	410,000.0000	1,149,955.19
B450X03	HANGZHOU HIKVISION	100,380.0000	361,944.00	A
6320984	HENAN PINGGAO ELECTRIC	56,600.0000	135,387.49	A
6128780	HENAN SHUANGHUI	25,500.0000	129,678.43	A
6267359	HONG KONG EXCHANGES &	29,100.0000	644,319.21
6434915	HONG KONG LAND HLDGS ORD	207,000.0000	1,399,320.00
6158163	HSBC HLDGS ORD USD0.50	38,444.0000	366,858.08
BRB3857	HUA HONG SEMICONDUCTOR	420,000.0000	554,609.17
6422136	HUANENG POWER	172,000.0000	244,803.35	A
B61VK25	HUATAI SECURITIES CO LTD	65,000.0000	256,374.92	A
6801713	HUAYU AUTOMOTIVE SYSTEMS	129,900.0000	324,121.86	A
6448068	HUTCHISON WHAMPOA HKD0.25	132,000.0000	1,519,217.50
45174L108	IKANG HEALTHCARE GROUP	49,779.0000	748,676.16
B1P13B6	INDUSTRIAL BANK CO LTD	279,000.0000	742,021.28	A
6042017	INNER MONGOLIA BAOTOU	35,000.0000	146,002.58	A
6458841	INNER MONOGOLIA YILI	96,654.0000	446,035.46	A
BC4DNG5	INTIME RETAIL GROUP CO	810,500.0000	587,390.79
47215P106	JD.COM INC ADR USD	10,006.0000	231,538.84
6475282	JIANGLING MOTORS CORP	19,452.0000	95,002.51	A
6288457	JIANGSU HENGRUI MEDICAL	50,745.0000	306,563.93	A
B55JM22	JIANGSU YANGHE BREWERY JS	17,805.0000	226,867.38	A
6170015	JIZHONG ENERGY RESOURCES	139,000.0000	186,856.87	A
6579292	JOHNSON HEALTH TECH TWD10	180,288.0000	407,904.31
B5319W9	JOINTOWN PHARMACEUTICAL	24,802.0000	72,239.22	A
6414832	KWEICHOW MOUTAI CO LTD	10,500.0000	320,923.60	A
6451668	LARGAN PRECISION CO LTD	20,000.0000	1,515,726.85
50187J108	LEJU HOLDINGS LTD ADR	3,756.9000	40,424.24
B00LN47	LIFESTYLE INTERNATIONAL	502,000.0000	1,056,480.95
BNQ4GF3	LUYE PHARMA GROUP LTD	852,000.0000	1,097,596.93
6372480	MEDIATEK INC COMMON	108,000.0000	1,578,887.41
585464100	MELCO CROWN ENTERTAINMENT	26,426.0000	671,220.40
6584445	MERIDA INDUSTRY CO LTD	47,950.0000	325,462.79
BDVHRJ8	MIDEA GROUP CO LTD	99,000.0000	437,872.34	A
B0RJCG9	MINTH GROUP LTD COM SHS	140,000.0000	290,664.31
6633767	NEW WORLD DEVELOPMENT CO	607,207.0000	698,456.60
6659116	ORIENT OVERSEAS INT	199,500.0000	1,166,696.76
BN7Q3G8	OZNER WATER	1,195,000.0000	459,221.24
B67ZJ91	PANG DA AUTOMOBILE TRADE	137,300.0000	131,678.76	A
B05DVL1	PCHOME ONLINE INC. TWD10	66,917.0000	725,241.20
BGFBMX6	PHOENIX HEALTHCARE GROUP	532,000.0000	981,037.18
6802006	PING AN BANK CO LTD	340,264.0000	868,759.15	A
B01FLR7	PING AN INSURANCE(GR)CO	386,500.0000	3,942,428.09
B1SVWB6	PING AN INSURANCE(GR)CO	141,776.0000	1,707,299.32	A
B19RB38	POLY REAL ESTATE GROUP CO	294,450.0000	513,531.43	A
6696157	POU CHEN CORP TWD10	108,000.0000	131,403.08
B4TH690	POWER CONSTRUCTION CORP	62,200.0000	84,517.41	A
6599676	POWERTECH TECHNOLOGY INC	292,000.0000	500,803.75
6704986	PRESIDENT CHAIN STR TWD10	143,000.0000	1,106,369.85
6716884	QINGDAO HAIER CO 'A'CNY1	135,000.0000	403,868.47	A
6110107	QINGHAI SALT LAKE	74,249.0000	259,703.95	A
6727284	REXLOT HLDGS LTD HKD0.01	2,773,240.0000	225,302.39
6748423	RUENTEX DEVELOPMENT CO	394,992.0000	629,947.37
6086974	SAIC MOTOR CORP LTD	107,200.0000	370,983.88	A
B4Q1532	SAMSONITE INTL SA NPV	308,100.0000	913,813.00
B5B23W2	SANDS CHINA LTD COMMON	230,000.0000	1,131,514.64
6648824	SANY HEAVY INDUSTRY CO	203,000.0000	326,553.84	A
6412687	SDIC POWER HOLDINGS CO	118,100.0000	217,773.05	A
6532897	SHANDONG HUALA HENGSHENG	45,000.0000	79,352.03	A
6817088	SHANGHAI BAILIAN GROUP	75,800.0000	218,578.66	A
6104780	SHANGHAI INTERNATIONAL	73,000.0000	230,860.74	A
6783941	SHANGHAI PHARMACEU	157,000.0000	417,553.19	A
6182043	SHANGHAI PUDONG	220,000.0000	556,382.98	A
B3XCR35	SHENZHEN O-FILM TECH CO	36,000.0000	110,019.34	A
6188052	SHENZHEN ZHONGJIN LINNAN	191,000.0000	292,164.73	A
6545970	SHINVA MEDICAL INSTRUMENT	26,000.0000	131,299.16	A
6806633	SHUN TAK HLDGS HKD0.25	1,892,000.0000	875,897.69
B4W6RJ1	SIASUN ROBOT &	12,500.0000	79,364.12	A
B01Y301	SICHUAN HAITE HIGH-TECH	38,900.0000	137,943.26	A
B00XSF9	SINO BIOPHAMACEUTICAL	1,004,000.0000	910,179.05
6673172	ST SHINE OPTICAL TWD10	24,000.0000	396,430.61
B4XRPN3	SUNAC CHINA HLDGS LTD	1,293,000.0000	1,315,568.08
B01Y312	SUNING COMMERCE GP	96,200.0000	139,555.13	A
6889106	TAIWAN SEMICNDCTR TWD10	1,737,057.0000	7,750,301.78
BMMV2K8	TENCENT HOLDINGS LTD	422,800.0000	6,133,739.11
6541525	TIANJIN TASLY	59,447.0000	393,822.00	A
6903556	TINGYI(CAYMAN	346,000.0000	790,637.88
B2Q14Z3	WANT CHINA HOLDINGS	717,000.0000	944,947.87
B1WPGD4	WEICHAI POWER CO 'A' SHS	50,660.0000	222,841.94	A
6435576	WHARF HOLDINGS LTD/THE	33,000.0000	238,308.63
6984120	WUHAN DEPARTMENT STORE	64,535.0000	164,562.17	A
B3V4ND5	YONGHUI SUPERSTORES CO	128,000.0000	179,703.42	A
6346678	YONYOU SOFTWARE CO	12,000.0000	45,435.20	A
B0TLGM7	YUEXIU REAL ESTATE	1,201,000.0000	602,463.04
98426T106	YY INC ADR USD 0.00001	12,006.0000	748,454.04
6289977	ZOOMLION HEAVY INDUSTRY	210,000.0000	238,974.85	A

	Total	82,340,436.90	138,764,499.65

Annex 3

JPMORGAN CHINA REGION FUND, INC.

1 Beacon Street, 18th Floor Boston,
Massachusetts 02108, USA

February 27, 2015

PricewaterhouseCoopers LLP

300 Madison Avenue

New York, NY 10017

Attention: Beth Savino

We are providing this letter in connection with your audit of the statement of assets and liabilities, including the investment portfolio of JPMorgan China Region Fund, Inc. (the "Fund") as of December 31, 2014 and the related statements of operations and cash flows for the year then ended, changes in net assets for the two years then ended, and the financial highlights for the five years then ended, (hereinafter collectively referred to as the "financial statements"), for the purpose of expressing an opinion as to whether such financial statements present fairly, in all material respects, the financial position, results of operations, cash flows, changes in net assets, and financial highlights of the Fund in conformity with accounting principles generally accepted in the United States of America. We acknowledge and confirm that we have fulfilled our responsibility, as set out in our engagement letter of November 4, 2014 for the preparation and fair presentation in the financial statements of financial position, results of operations, cash flows, changes in net assets, and financial highlights in conformity with accounting principles generally accepted in the United States of America, including the appropriate selection and application of accounting policies.

Certain representations in this letter are described as being limited to those matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would have been changed or influenced by the omission or misstatement. Materiality used for purposes of this letter is 0.05% of the net assets of the Fund.

We confirm, to the best of our knowledge and belief, as of February 27, 2015, the date of your report, the following representations made to you during your audit.

General

1.	The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States of America (GAAP), and include all disclosures necessary for such fair presentation and disclosures otherwise required to be included therein by the laws and regulations to which the Fund is subject. We have prepared the Fund's financial statements on the basis that the Fund is able to continue as a going concern, including its ability to meet its obligations in the ordinary course of business, and we are not aware of any significant information to the contrary.

2.	We have made available to you:

a.	All financial records and related data.

b.	Unconditional access to persons within the Investment Advisor entity (the "Investment Advisor") and the Fund's service providers from whom you have requested audit evidence.

c.	All minutes of the meetings of shareholders, Directors, and audit or other committees of Directors, and summaries of actions of recent meetings for which minutes have not yet been prepared. The most recent meetings held were: Board and Audit Committee meetings held on February 23, 2015.

d.	All contracts or other agreements with the Fund's service providers.

e.	All reports, findings, recommendations and communications (whether written or oral) from specialists or professional advisors engaged to review investments, systems, processes, operations, or compliance programs of the Investment Advisor, its affiliates, or the Fund.

3.	We are responsible for all significant estimates and judgments affecting the financial statements. Significant estimates and judgments and their underlying assumptions, methods, procedures and the source and reliability of supporting data are reasonable and based on applicable guidance, are completely and appropriately disclosed in the financial statements, and appropriately reflect management's intent and ability to carry out specific courses of action, where relevant. The procedures and methods utilized in developing assumptions, estimates and judgments are appropriate and have been consistently applied in the periods presented. There have been no subsequent events which would require the adjustment of any significant estimate and related disclosures.

Legal and Regulatory Compliance

4.	We have communicated to you all regulatory agencies to which the Fund is subject, and for which noncompliance with their respective statutes, laws or regulations would have a material effect on the Fund's financial statements. There have been no communications from such regulatory agencies, including the Securities and Exchange Commission and the Internal Revenue Service, concerning noncompliance with or deficiencies in financial reporting practices.

5.	There have been no violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency. We have received no communications from employees, former employees, regulators, service providers, counterparties, current or former investors, or anyone else relating to any violations or possible violations of laws or regulations affecting the Fund. We have informed you of all legal counsel retained by or on behalf of the Fund or any affiliated entity in connection with the affairs of the Fund.

6.	The Fund has complied with all aspects of debt and other contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

7.	The Fund has complied with the provisions of the Investment Company Act of 1940, as amended, and the rules and regulations thereunder, complied with the provisions of its prospectus and the requirements of the various state "Blue Sky" laws under which the Fund operates, and complied with its Code of Ethics.

8.	The Fund does not have outstanding a past-due share of its accounting support fees collectible by the Public Company Accounting Oversight Board.

9.	The periodic net asset value has been properly computed throughout the year in accordance with Rule 2a-4 of the Investment Company Act of 1940, as amended

Fraud

10.	We acknowledge our responsibility for the design and implementation of programs and controls to provide reasonable assurance that fraud is prevented and detected.

11.	We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud and have no knowledge of any fraud or suspected fraud affecting the Fund involving:

a.	Management,

b.	Employees of the Fund or its service agents who have significant roles in the Fund's internal control over financial reporting, or

c.	Others where the fraud could have a material effect on the financial statements.

12.	We have no knowledge of any allegations of fraud or suspected fraud affecting the Fund. We have received no communications from employees, former employees, regulators, service providers, counterparties, current or former investors, or anyone else relating to allegations of fraud or suspected fraud affecting the Fund.

(As to items 10, 11 and 12, we understand the term "fraud" to mean those matters described in PCAOB AU 316.)

Assets, Liabilities and Capital

Assets:

13.	The Fund has satisfactory title to all owned assets, including investments, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral, including, but not limited to, assets pledged or assigned as security for liabilities and performance of contracts, except as disclosed in the financial statements. All deposit and brokerage accounts and all investments and other assets of the Fund of which we are aware are included in the financial statements.

14.	Receivables recorded in the financial statements, including, but not limited to, receivables for unsettled transactions, dividend income, foreign taxes withheld on foreign dividends and interest income earned by the Fund, represent bona fide claims against debtors, including brokers, for transactions arising on or before December 31, 2014, and valid claims against foreign taxing authorities at December 31, 2014. Receivables do not include any material amounts which are collectible after one year. No losses are expected to be sustained on realization of the receivables.

Investments:

With respect to Fund investments held:

15.	Portfolio securities included in the Fund's financial statements as of December 31, 2014 are stated at values as determined by us in accordance with the valuation method set forth in the registration statement. Such policies are in accordance with GAAP

(e.g. fair value of an investment is that price which would be received to sell or paid to transfer, respectively, those assets or liabilities in orderly transactions between market participants).

16.	The valuation policies used for investments whose fair values have been estimated by the Board of Directors are appropriate and have been consistently applied and documented. The policies for fair value measurement are appropriately disclosed in the Fund's financial statements. The methods, assumptions, and inputs used are appropriate and result in a fair value appropriate for financial statement measurement and disclosure purposes.

17.	All portfolio securities are marketable, except as disclosed in the financial statements. The Fund, except to the extent indicated in the financial statements, has not purchased any restricted securities during the year ended December 31, 2014, and does not hold any securities on December 31, 2014 which are restricted in any way as to their resale. The Fund has not entered into any agreements, nor is it in the process of entering into any agreements, to acquire restricted securities.

18.	The cost of portfolio securities was determined on the basis of specific identification method.

19.	All Fund investments made during the year ended December 31, 2014 were in accordance with the investment policies stated in the registration statement.

Liabilities:

20.	All liabilities of the Fund of which we are aware are included in the financial statements at the statement of assets and liabilities date. There are no other liabilities or gain or loss contingencies that are required to be accrued or disclosed by ASC 450, Contingencies, and no unasserted claims or assessments that our legal counsel has advised us are probable of assertion and required to be disclosed in accordance with that Topic.

Statement of Operations

21.	All expenses incurred by the Fund during the period are permissible under the terms of the registration statement. Under the terms of the investment advisory agreement, the Advisor agrees to reduce its fee for: investments in funds for which the Advisor charges a management fee; and for cash held when borrowings are drawn under a borrowing facility.

Tax Matters

22.	The Fund has qualified as a regulated investment company pursuant to Subchapter M of the Internal Revenue Code of 1986 (the "Code"), as amended, and intends to continue to so qualify.

23.	We have made the necessary provisions and disclosures in the financial statements as required by ASC 740, Income Taxes. The resulting liabilities are supported by specifically identified income tax exposures.

24.	We have provided you with all information and our assessment related to all significant uncertain income tax positions that we have taken, or expect to take, of which we are aware. We have also provided you with access to all opinions, rulings, memoranda and analyses that relate to positions we have taken in regard to significant income tax matters. We have made you aware of and have disclosed all significant tax positions for which it is reasonably possible the amount of unrecognized tax benefit will either increase or decrease in the next 12 months.

25.	The Fund is in compliance, other than non-compliance which would not have a material effect on the Fund's financial statements, with applicable tax laws in the jurisdictions where it invests, and does business, including provisions for withholding taxes and payment of taxes on realized gains, tax accruals on unrealized gains or currency repatriation. The Fund or certain affiliates of the Fund are entitled to the benefits claimed under certain income tax treaties. The Fund follows appropriate guidelines to ensure compliance with all tax treaties. In this regard, the Fund is in compliance, other than any non-compliance which would not have a material effect on the Fund's financial statements, with applicable local and tax law, including, but not limited to, the filing of tax returns, the conducting of board meetings and the establishment of bank accounts. For any treaty benefits claimed by the Fund with respect to any of its investments, we have determined the availability of reduction in rates and have accrued all applicable amounts.

26.	The Fund has filed all required federal, state, local and non-U.S. tax forms in which non-compliance or failure to file would have a material effect on the Fund's financial statements with respect to its activities by the applicable statutory deadlines, and for required tax filings not yet completed, we have plans to file by the applicable statutory deadlines.

27.	The Fund has properly identified all holdings in passive foreign investment companies (PFICs) as defined under the Code.

Disclosure and Presentation of Financial Statements

28.	We have appropriately reviewed, and take responsibility for, the reconciliation of the Fund's books and records (including, but not limited to, general ledger accounts, financial accounts maintained outside the general ledger and trial balances) performed by the Fund's service providers underlying the financial statements to their related supporting information (e.g., sub ledger, third-party data). All related reconciling items considered to be material were identified and included on the reconciliations and were appropriately adjusted in the financial statements, as necessary. There were no material unreconciled differences or material general ledger suspense account items that should have been adjusted or reclassified to another account balance. There were no other material general ledger suspense account items reclassified to a statement of assets and liabilities account, which should have been written off to a statement of operations account and vice versa.

29.	The Fund has not violated any covenants in connection with its ISDA agreements, line of credit or other borrowings, during the period and through the date of this letter. We have fully disclosed to you all covenants to which the Fund is subject and have made available to you all supporting schedules and other information related to how we determined our compliance with the terms of such covenants.

30.	There are no material transactions, agreements or accounts that have not been properly recorded in the accounting records underlying the financial statements.

31.	The following, if material, have been properly recorded or disclosed in the financial statements:

a.	Securities of persons who are directly affiliated with the Fund, as defined in Section 2(a)(3) of the Investment Company Act of 1940.

b.	Income from (or realized gain or loss on sales of investments in or indebtedness of) such affiliated persons.

c.	Expenses for management or other service fees payable to such affiliated persons or other transactions with such affiliated persons.

d.	Capital stock repurchase options or agreements, or capital stock reserved for options, warrants, conversions or other requirements.

e.	Arrangements with financial institutions involving compensating balances, or other arrangements involving restrictions on cash balances, lines of credit, collateral posted or similar arrangements.

f.	All financial instruments, including those with off-balance-sheet risk (including, but not limited to, swaps, forwards and futures), as required under GAAP. This includes the following information with respect to the off-balance-sheet risks and the concentrations of credit risk:

i.	The extent, nature, and terms of financial instruments with off-balance-sheet risk.

ii.	The amount of credit risk of financial instruments with off-balance-sheet risk and information about the collateral supporting such financial instruments.

g.	Each significant concentration of credit risk arising from all financial instruments, and information about the collateral supporting such financial instruments, whether from an individual counterparty or group of counterparties in accordance with ASC 825, Financial Instruments, and ASC 815, Derivatives and Hedging (ASC 815), 815-10-50.

h.	Relationships and transactions with related parties, as described in ASC 850, Related Party Disclosures, including sales, purchases, loans, transfers, leasing arrangements, and guarantees, and amounts receivable from or payable to related parties.

i.	Commitments to purchase or sell securities.

j.	Transactions made in foreign currencies.

k.	Significant estimates and material concentrations known to us that are required to be disclosed in accordance with ASC 275, Risks and Uncertainties, 275-10-50. (Significant estimates are estimates at the statement of assets and liabilities date that could change materially within the next year. Concentrations refer to matters such as volume of investment activity, available sources of financing, markets or geographic areas for which events could occur that would significantly disrupt investment performance within the next year.)

l.	Significant concentration of shareholders and the potential impact of these significant shareholders redeeming from the Fund.

m.	There are no:

1.	Guarantees, whether written or oral, under which the Fund is contingently liable.

2.	Transactions made on margin or selling short.

3.	Agreements to repurchase assets previously sold.

4.	Fee income and expenses associated with stock lending and borrowing arrangements.

32.	The Fund has classified and disclosed financial assets and liabilities in the financial statements as Level 1, Level 2 and Level 3 in accordance with ASC 820, Fair Value Measurement, including a description of inputs and information used to develop valuation techniques as well as facts that required a change to such techniques, where applicable.

33.	We have disclosed to you the identity of the Fund's related parties and all the related party relationships and transactions of which we are aware.

34.	All borrowings and financial obligations of the Fund have been disclosed to you and are properly recorded in the financial statements.

35.	We have evaluated the Fund's obligations or potential obligations as described in ASC 460, Guarantees, and have concluded that there are no oral and contractual indemnifications that need to be disclosed in the notes to the Fund's financial statements.

36.	The Fund has not made any commitments during the year as underwriter, nor did they engage in joint trading or a joint investment account.

Other

37.	We have no plans or intentions that may materially affect the Fund's carrying value or classification of assets and liabilities, and we have no plans or intentions to liquidate the Fund or to cease operations.

38.	All directed brokerage and other expense reimbursement agreements, if any, have been properly disclosed in the financial statements.

39.	We have notified you of (i) our current or planned offerings of securities on a regulated market in a non-U.S. country or (ii) when we have provided or plan to provide audited financial statements to a non-U.S. regulator or government in connection with our access to its public capital markets, whether or not we include or refer to your report or include reference to your Firm.

40.	We have disclosed to you all current material arrangements, whether written or oral, between the Fund and its service providers. We have disclosed to you all material information and arrangements relating to the use of Fund assets and to compensate such service providers. We are not aware that Fund assets subject to these current material arrangements are being used for purposes other than as originally set forth or as set forth subject to written amendments and/ or formal Board approval. Additionally, we are not aware of any quantitatively and/or qualitatively significant current arrangements, whether written or oral, between the individual service providers to the Fund and the Fund's advisor, which provide referral, rebate or other transfers of money or other assets that lack appropriate business purpose.

41.	We acknowledge and confirm that we have fulfilled our responsibility, as set out in our engagement letter of November 4, 2014, for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error and we are not aware of any deficiencies in the design or operation of internal control over financial reporting. In addition we are not aware of any deficiencies in the design or operation of internal control over financial reporting at the Fund's administrator, fund accounting agent, custodian or transfer agent.

To the best of our knowledge and belief, no events have occurred subsequent to the date of the statement of assets and liabilities and through the date of this letter that would require adjustments to, or disclosure in, the aforementioned financial statements.

/s/ Simon J. Crinage

Simon J. Crinage

Managing Director

JPMorgan Asset Management and

President and Principal Executive Officer

of JPMorgan China Region Fund, Inc.

/s/ Neil S. Martin

Neil S. Martin,

Executive Director

JPMorgan Asset Management and

Treasurer and Chief Operating Officer of

JPMorgan China Region Fund, Inc.